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                               July 13, 2021

       Roberta Brzezinski
       Co-Chief Executive Officer
       Capitalworks Emerging Markets Acquisition Corp
       25 West 39th Street, Suite 700
       New York, NY 10018

                                                        Re: Capitalworks
Emerging Markets Acquisition Corp
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 29,
2021
                                                            CIK No. 0001865248

       Dear Ms. Brzezinski:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 29, 2021

       Capitalization, page 82

   1. We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 17,193,239 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the holder, in concluding that all
20,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Roberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
July 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Pam Howell at (202) 551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameRoberta Brzezinski
                                                    Division of Corporation
Finance
Comapany NameCapitalworks Emerging Markets Acquisition Corp
                                                    Office of Real Estate &
Construction
July 13, 2021 Page 2
cc:       Stephen P. Alicanti, Esq.
FirstName LastName